SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. 10 TO SCHEDULE 13D)
                      Under the Securities Exchange Act of 1934

                             THE FIRST YEARS INC.
-----------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
-----------------------------------------------------------------------
                         (Title of Class of Securities)


                                  337610109
-----------------------------------------------------------------------
                                 (CUSIP Number)

                             LAWRENCE J. GOLDSTEIN
			    SANTA MONICA PARTNERS, L.P.
				1865 PALMER AVENUE
                          LARCHMONT, NEW YORK 10538
                                 (914) 833-0875
-----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

-----------------------------------------------------------------------

             (Date of Event that Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)
                              (Page 1 of 11 Pages)

CUSIP No. 337610109         13D/A                    Page 2 of 11 Pages
_______________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          SANTA MONICA PARTNERS, L.P.
          13-3100474
_______________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)
[X]
                                                                 (b)
[_]
_______________________________________________________________________
3    SEC USE ONLY

_______________________________________________________________________
4    SOURCE OF FUNDS

          WC
_______________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]
_______________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK
_______________________________________________________________________
		7    SOLE VOTING POWER

  NUMBER OF         693,458

   SHARES
_________________________________________________________________
		8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY

_________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         693,458

   PERSON
_________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

_______________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     693,458
_______________________________________________________________________

CUSIP No. 337610109         13D/A                    Page 3 of 11 Pages

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

[_]
_______________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.4%
_______________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN
=======================================================================
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          SMP ASSET MANAGEMENT LLC
_______________________________________________________________________
_______________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)
[X]
                                                                 (b)
[_]
_______________________________________________________________________
3    SEC USE ONLY

_______________________________________________________________________
4    SOURCE OF FUNDS

          OO
_______________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]
_______________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
_______________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         693,458

   SHARES
_______________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
______________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

CUSIP No. 337610109          13D/A                  Page 4 of 11 Pages

 REPORTING         693,458

   PERSON
_________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

_______________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     693,458
______________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

[_]
_______________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.4%
_______________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO (LLC)
_______________________________________________________________________

The inclusion of SMP Asset Management LLC in this Statement shall not be construed as an admission that such party is, for purposes of
Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

=======================================================================
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          LAWRENCE J. GOLDSTEIN

_______________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)
[X]
                                                                 (b)
[_]

_______________________________________________________________________
3    SEC USE ONLY

_______________________________________________________________________
4    SOURCE OF FUNDS

          PF, OO
_______________________________________________________________________

CUSIP No. 337610109         13D/A                    Page 5 of 11 Pages

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]

_______________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
_______________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         705,458

   SHARES
_________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY

_________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         705,458

   PERSON
_________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

_______________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     705,458

_______________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

[_]

_______________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%
_______________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
_______________________________________________________________________

CUSIP No. 337610109         13D/A                    Page 6 of 11 Pages


_______________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         L.J. Goldstein & Company Incorporated Pension Plan
         13-3129010
_______________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)
[X]
                                                                 (b)
[_]
_______________________________________________________________________
3    SEC USE ONLY

_______________________________________________________________________
4    SOURCE OF FUNDS

          WC
_______________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]

_______________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
_______________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         11,000

   SHARES
_________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY

_________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         11,000

   PERSON
_________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

_______________________________________________________________________

CUSIP No. 337610109           13D/A                  Page 7 of 11 Pages

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,000
_______________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

[_]
_______________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.13%
_______________________________________________________________________
14   TYPE OF REPORTING PERSON

     EP
______________________________________________________________________




                       THE FIRST YEARS INC. SCHEDULE 13D
                                 AMENDMENT NO. 10

Item 1.  Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the common stock with $1.00 par value (the "Shares") of The First Years, Inc. (the "Issuer"). The principal offices of the Issuer are located at One Kiddie Drive, Avon, Massachusetts 02322-1171.

Item 2.   Identity and Background.

(a) Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement is being filed by Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners"). This Statement is also being filed on behalf of SMP Asset Management LLC, a Delaware limited liability company that acts as the general partner of Santa Monica Partners ("SMP Asset Management"), Lawrence J. Goldstein, the president and sole owner of SMP Asset Management, and L.J. Goldstein & Company Incorporated Pension Plan, a pension plan for the benefit of Mr. Goldstein (the "Pension Plan").

(b)-(c) The principal business of Santa Monica Partners is to invest in securities with the objective of preserving principal, building net worth, and achieving long-term capital growth for its investors. The principal business of SMP Asset Management is to provide investment advice to and to manage the business and affairs of Santa Monica Partners. Mr. Goldstein's principal occupation is providing investment advice to and supervising the business and affairs of SMP Asset Management, and indirectly, Santa Monica Partners. The Pension Plan invests its assets for the purpose of funding retirement benefits

CUSIP No. 337610109           13D/A                  Page 8 of 11 Pages

for Mr. Goldstein. The principal business address of Santa Monica
Partners, SMP Asset Management, Mr. Goldstein and the Pension Plan (collectively, the "Reporting Persons") is 1865 Palmer Avenue,
Larchmont, New York 10538.

(d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Goldstein is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of all funds for purchases of the Shares by Santa Monica Partners was the working capital of Santa Monica Partners. The source of all funds for purchases by SMP Asset Management was the working capital of Santa Monica Partners, which is managed by SMP Asset Management. The source of all funds for purchases of Shares by the Pension Plan was the working capital of the Pension Plan. The source of all funds for purchases by Mr. Goldstein in his individual capacity was personal funds. In addition, Mr. Goldstein may be deemed to be the beneficial owner of shares purchased by Santa Monica Partners and the Pension Plan which were made with the working capital of Santa Monica Partners and the Pension Plan, respectively. The personal funds and working capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.  Purpose of Transaction.

The Reporting Persons have acquired the Shares for investment purposes and intend to review on a continuing basis their investments in the Issuer and may, depending upon their evaluation of the Issuer's business and prospects and upon future developments, determine to increase or decrease, or continue to hold as an investment, or dispose of, the shares in the Issuer. Santa Monica Partners (SMP) put forward a proposal to the Board of Directors to lead to a privatization of the Company at a value of $15 per share. The reasons for the proposal are presented in a letter to the Board of Directors which is attached as
Exhibit I (see item 7 - Materials to be filed as Exhibits). A Letter Agreement presenting terms and conditions is also attached in Exhibit II (see item 7 - Materials to be filed as Exhibits). In addition SMP has given notice to The First Years in a letter that at the 2004 annual meeting of stockholders of the Company it intends to nominate four

CUSIP No. 337610109           13D/A                  Page 9 of 11 Pages

persons to serve as directors of the Company. The four nominees are committed to increasing shareholder value. The nominee's names, addresses, ages and principal business occupations are disclosed in the letter notice which is attached as Exhibit III (see item 7 - Materials to be filed as Exhibits).

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, Santa Monica Partners beneficially owns in the aggregate 693,458 Shares, constituting 8.4% of the outstanding Shares. SMP Asset Management, as the sole general partner of Santa Monica Partners, may be deemed indirectly to own beneficially (as that term is defined in Rule 13d-3 under the Exchange
Act) the Shares in which Santa Monica Partners may be deemed to possess direct beneficial ownership. Mr. Goldstein, as president and sole owner of SMP Asset Management, may be deemed to have indirect beneficial ownership of the Shares which SMP Asset Management may beneficially own. Mr. Goldstein disclaims beneficial ownership of such Shares for all other purposes. Mr. Goldstein beneficially owns in his individual capacity 1,000 Shares, constituting .01% of the outstanding Shares. In addition, the Pension Plan beneficially owns in the aggregate 11,000 Shares, constituting .13% of the outstanding Shares, and Mr. Goldstein may also be deemed to have indirect beneficial ownership of the Shares which the Pension Plan beneficially owns.

(b) Santa Monica Partners has the sole power to vote or direct the vote of 693,458 Shares and the sole power to dispose or direct the disposition of such Shares. SMP Asset Management, as sole general partner of Santa Monica Partners, may be deemed to have the sole power to vote or direct the vote of the Shares held by Santa Monica Partners, and the sole power to dispose or direct the disposition of such Shares. Mr. Goldstein, as president and sole owner of SMP Asset Management, may be deemed to have the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares. Mr. Goldstein possesses the sole power to vote and dispose of the 1,000 Shares beneficially owned by him in his individual capacity. In addition, the Pension Plan has the sole power to vote or direct the vote of 11,000 Shares and the sole power to dispose or direct the disposition of such Shares. Mr. Goldstein, as trustee of the Pension Plan, may be deemed to have the sole power to vote or direct the vote of the Shares held by the Pension Plan and the sole power to dispose or direct the disposition of such Shares.

(c) No Reporting Person effected transactions in shares of the issuer during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

(e) Not applicable.

CUSIP No. 337610109           13D/A                Page 10 of 11 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows: (i) the partnership agreement of Santa Monica Partners contains provisions whereby SMP Asset Management may, after certain adjustments, receive a percentage of profits, if any, derived from Santa Monica Partner's investments, and (ii) the terms of the Pension Plan provide for benefits to be paid to Mr. Goldstein upon his retirement.

Item 7.  Material to be filed as Exhibits.

I.	Letter to members of the Board of Directors putting forward a proposal to lead to a privatization of the Company at a value of $15 per share.

II.	Letter Agreement to the Board of Directors presenting terms and conditions of the proposal.

III.	Letter to Company clerk giving notice that SMP intends to
propose four nominees to serve as Directors of the Company, at the 2204 annual meeting of stockholders of the Company.




                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 2003
                                        SANTA MONICA PARTNERS, L.P.
                                        By: SMP ASSET MANAGEMENT LLC

                               	    By: /s/LAWRENCE J. GOLDSTEIN
                                       --------------------------------
                                       Lawrence J. Goldstein, President

CUSIP No. 337610109           13D/A                Page 11 of 11 Pages



                                        SMP ASSET MANAGEMENT LLC

                                        By: /s/LAWRENCE J. GOLDSTEIN
                                       --------------------------------
                                       Lawrence J. Goldstein, President


                                        /s/LAWRENCE J. GOLDSTEIN
                                       --------------------------------
                                       Lawrence J. Goldstein


                     L.J. GOLDSTEIN & COMPANY INCORPORATED PENSION PLAN

                                        By: /s/LAWRENCE J. GOLDSTEIN
                                       --------------------------------
                                        Lawrence J. Goldstein, Trustee




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).